TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

January 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549

RE:	The Swiss Helvetia Fund, Inc. Commission File No. 811-05128 Preliminary Proxy Materials Relating to Special Meeting of Stockholders

Ladies and Gentlemen:

On behalf of The Swiss Helvetia Fund, Inc.,  a Delaware corporation that has registered as a closed end fund under the Investment Company Act of 1940, as amended (the “1940 Act”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy (the “Preliminary Proxy Materials”) relating to the a Special Meeting of Stockholders of the Company (the “Meeting”).

The Company is filing the Preliminary Proxy Materials because the Company is seeking approval of a new investment advisory agreement between the Company and Bulldog Investors, LLC and related changes in the Fund’s fundamental investment objective and fundamental investment restrictions.

Please be advised that the Company currently anticipates releasing definitive proxy materials as soon as practicable on or after January 24th.  To accommodate the Company’s proposed timing for the release of definitive proxy materials, we would appreciate your prompt attention to the Preliminary Proxy Materials.  Please direct any communications concerning the Preliminary Proxy Materials to the undersigned at (212) 558-4940 or at farrarw@sullcrom.com.

Very truly yours,

/s/ William G. Farrar

William G. Farrar

cc:	Andrew Dakos (The Swiss Helvetia Fund, Inc.)